COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTICE TO THE MARKET

As a complement of the Relevant Notice released on May 26, 2006, the Company notifies its shareholders and the market that it has been informed about the closure of the private sale process of 4 billion preferred shares available for sale until August of current year.

Therefore, the previous schedule of the remaining shares will be maintained as follows:

(a)	4,509,227,415 preferred shares will be made available for sale as from May 2008,

(b)	8,527,430,697 preferred shares will be made available for sale as from May 2010.

São Paulo, June 5th, 2006

The Management